Terren J. O’Connor

T: +1 858 550 6100

toconnor@cooley.com

April 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry

Kevin Vaughn

Joshua Gorsky

Celeste Murphy

Re:	RayzeBio, Inc.

Draft Registration Statement on Form S-1

Submitted February 11, 2022

CIK No. 0001825367

Ladies and Gentlemen:

On behalf of our client, RayzeBio, Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2022 (the “Comment Letter”), relating to the above referenced confidential draft registration statement on Form S-1 originally submitted to the Commission on February 11, 2022 (the “DRS”).

In response to the Comment Letter, the Company has revised the DRS and confidentially submitted an amendment to the DRS on April 5, 2022 (the “Amended DRS”) with this response letter.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter in italicized font. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 submitted February 11, 2022

Leveraging our development ecosystem to build a sustainable enterprise of value creation, page 3

1.

We note your disclosure that your “lead clinical drug candidate, RYZ101 for GEP-NET patients in which clinical data from one center supports potential efficacy and safety of Ac225 DOTATE.” Please revise this statement to eliminate conclusions or predictions that your lead clinical drug candidate is safe and effective as determinations of safety and efficacy are solely within the authority of the FDA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Amended DRS.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

April 5, 2022

Page Two

Our programs, page 3

2.

We note your disclosure that you have “applied [y]our parallel discovery engine to build a diverse portfolio of potential TRP drug candidates that spans discovery to early clinical stage.” Given that you currently have one drug candidate, RYZ101, which is currently in Phase 1 clinical trials for one indication and in the pre-clinical stage for another indication, please explain how your portfolio of potential drug candidates can be described as “diverse.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 115 of the Amended DRS.

We intend to seek orphan drug designation for RYZ 101..., page 34

3.

We note your disclosure that you intend to seek orphan drug designation for RYZ101 for the treatment of GEP-NET patients that have progressive disease following treatment with Lu177 SSA therapy. Please clarify whether, in your estimation, obtaining orphan drug status will be required for you to achieve profitability. If so, please revise your risk factor disclosure accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, in its estimation, orphan drug designation is not required for RYZ101 for the treatment of GEP-NET patients to achieve profitability.

We may be unable to obtain a sufficient supply of radioisotopes to support clinical development or manufacturing at commercial scale, page 49

4.

We note your disclosure that one of your suppliers of Ac225 is located in Russia. Please describe the impact of Russia’s invasion of Ukraine on your business, including the impact of any restrictions on trade between the United States and Russia.

Response: In response to the Staff’s comment, we acknowledge that the Russian invasion of Ukraine creates uncertainty, however, the Company is currently in discussions with multiple alternative suppliers of Ac225 that are located outside of Russia. Currently, the U.S. Department of Energy is the Company’s primary supplier of Ac225. In addition, the Company’s Russian supplier of Ac225 is not currently designated on any export- or sanctions-related restricted party lists maintained by the U.S. government, however the Company is closely monitoring U.S. regulatory developments related to Russia and assessing any potential impact on its business activities. In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Amended DRS, and undertakes to further update its disclosure in response to any actual or potential impacts on the Company resulting from any such geopolitical developments.

Our amended and restated certificate of incorporation that will be effective upon the closing of this offering will designate..., page 80

5.

Please disclose here and on page 194 that your exclusive forum provision may raise questions of enforceability because it does not afford concurrent jurisdiction provided by Section 22 of the Securities Act. Please also disclose that such an exclusive forum provision may increase the cost for an investor to bring a claim against you.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 81 and 196 of the Amended DRS.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

April 5, 2022

Page Three

Management’s discussion and analysis of financial condition and results of operation Stock-based compensation expense, page 107

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and undertakes, once an estimated offering price is available, to provide the Staff with a supplemental letter containing the fair value of the common stock underlying its equity issuances and an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price.

Intellectual Property, page 131

7.	Please clarify the types of patent protection you have applied for (i.e., composition of matter, use, or process).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has applied for composition of matter and method of treatment patent protection. In response to the Staff’s comment, the Company has also revised its disclosure on page 133 of the Amended DRS.

General

8.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications. We confirm that, to date, no such communications have been presented to potential investors.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments concerning the Amended DRS or this response letter to me at (858) 550-6100 or Karen E. Deschaine at (858) 550-6088.

Sincerely,

/s/ Terren J. O’Connor
Terren J. O’Connor
Cooley LLP

cc:	Ken Song, M.D., RayzeBio, Inc.

Karen E. Deschaine, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com